Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio data)

	Fiscal Year (1)
	2001		2002		2003		2004		2005		Six Months Ended July 30, 2006
Earnings Before Income Taxes	$4,957		$5,872		$6,843		$7,912		$9,282		$5,451
Less: Capitalized Interest	(84)		(59)		(50)		(40)		(51)		(22)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	122		132		145		170		191		111
Interest Expense	110		96		112		110		194		189
Adjusted Earnings	$5,105		$6,041		$7,050		$8,152		$9,616		$5,729

Fixed Charges:
Interest Expense	$110		$96		$112		$110		$194		$189
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	122		132		145		170		191		111
Total Fixed Charges	$232		$228		$257		$280		$385		$300

Ratio of Earnings to Fixed Charges (2)	22.0	x	26.5	x	27.4	x	29.1	x	25.0	x	19.1	x

(1)          Fiscal years 2005, 2004, 2003, 2002, and 2001 refer to the fiscal years ended January 29, 2006, January 30, 2005, February 1, 2004, February 2, 2003 and February 3, 2002, respectively.  Fiscal year 2001 consisted of 53 weeks.

(2)          For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before income taxes plus fixed charges, excluding capitalized interest.  “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and one-third the portion of rental expense under operating leases, which is deemed to be the equivalent of interest.  The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes)+(fixed charges)-(capitalized interest)

(fixed charges)